

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 11, 2008

VIA US MAIL AND FAX 732-842-9047
Mindy A. Horowitz
Acting Chief Financial Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701

> **Re:** **First Montauk Financial Corp.**
> **Form 10-K for the Year Ended December 31, 2007, as amended**
> **File No. 1-33656**

Dear Ms. Horowitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kyle Moffatt
Accountant Branch Chief